DENALI SCIENCES, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

February 12, 2007

This Information Statement is being furnished to holders of record of the common stock of Denali Sciences Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by our stockholders is required in response to this Information Statement.  Proxies are not being solicited.

INTRODUCTION

We anticipate that following the expiration of the ten-day period beginning on the later of the date of the filing of this information statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this information statement to our stockholders, the transactions contemplated by the Merger Agreement discussed below under “Change of Control” will be completed.  At that time:

•
Pursuant to the Merger Agreement dated January 30, 2006 between the Company, Denali Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Velcera Pharmaceuticals, Inc., a Delaware corporation (“Velcera”) (the “Merger Agreement”), we will cause MergerCo to merge with and into Velcera, with Velcera remaining as the surviving corporation and a wholly owned subsidiary of the Company (the “Merger”);

•
In connection with the Merger, we will issue to Velcera stockholders, in consideration of all of the outstanding capital stock of Velcera, the same number of shares of our common stock (the “Common Stock”). After completion of the Merger and the Redemption (as defined below), Velcera’s former stockholders will collectively hold approximately 100% of our Common Stock;

•
In connection with the Merger, Timothy M. Hofer will resign as our sole director and Dr. John M. Preston, Peter M. Kash, Stephen C. Rocamboli, Dennis F. Steadman, Joshua A. Kazam, Kevin R. Vasquez, and Dr. Jason Stein, all of whom are currently directors of Velcera, will be appointed directors of the Company immediately following the effective time of the Merger (the “Effective Time”). Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time of the Merger shall resign their respective offices, and the current officers of Velcera shall be appointed as our officers; and

•
As a condition to the closing of the Merger, we will redeem, effective immediately after the Effective Time at least 96% of the shares of Common Stock held by our current stockholders in exchange for an aggregate amount equal to $125,000 less our liabilities as of the Effective Time, multiplied by the percent of outstanding shares of Common Stock held by stockholders who enter into a redemption agreement with us prior to the Effective Time (the “Redemption”).

Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change in control of the Company on the date the Merger is completed.

As of February 12, 2007, we had 125,000 shares of Common Stock and no shares of preferred stock issued and outstanding. Each share of Common Stock is entitled to one vote. We have no other voting or non-voting class or series of capital stock outstanding.

Please read this Information Statement carefully.  It describes the terms of the Merger Agreement and contains certain biographical and other information concerning the persons who are expected to become our executive officers and directors after completion of the Merger.

CHANGE OF CONTROL

We have entered into the Merger Agreement with Velcera and MergerCo, pursuant to which we will issue to Velcera stockholders, in consideration of all of the outstanding capital stock of Velcera, the same number of shares of our Common Stock. Upon completion of the Merger and the Redemption, Velcera stockholders will hold approximately 100% of our issued and outstanding Common Stock. All outstanding warrants, options and other rights to purchase or acquire shares of Velcera common stock outstanding immediately prior to the Effective Time shall convert into the right to purchase the same number of shares of our Common Stock.

We have entered into a redemption agreement with Lindsay A. Rosenwald, M.D. pursuant to which we will redeem, effective immediately after the Effective Time, all of his Common Stock, which accounts for approximately 97% of our issued and outstanding Common Stock. Prior to the Effective Time, we will attempt to enter into identical redemption agreements with each of our other stockholders. In exchange for the redeemed shares of our Common Stock, we will pay to the redeeming stockholders an aggregate amount equal to $125,000 less our liabilities as of the Effective Time, multiplied by the percent of outstanding shares of Common Stock held by stockholders who enter into a redemption agreement with us prior to the Effective Time.

Upon the closing of the Merger, Timothy M. Hofer will resign as our sole director and Dr. John M. Preston, Peter M. Kash, Stephen C. Rocamboli, Dennis F. Steadman, Joshua A. Kazam, Kevin R. Vasquez, and Dr. Jason Stein, all of whom are currently directors of Velcera, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time shall resign their respective offices, and the current officers of Velcera shall be appointed as our officers.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of the date hereof by (i) those persons or groups known to beneficially own more than 5% of our Common Stock prior to the closing of the Merger, (ii) those persons or groups known to beneficially own more than 5% of our Common Stock at the Effective Time, (iii) each current director and each person that will become a director following completion of the Merger, (iv) each current named executive officer and each person that will become a named executive officer following completion of the Merger, (v) all current directors and named executive officers as a group and (vi) all directors and named executive officers on and after the completion of the Merger as a group.  The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act.  Except as indicated below, the stockholders listed below possess sole voting and investment power with respect to their shares.

	Before Closing of Merger		After Closing of Merger(1)
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership	Percent of Class

Lindsay A. Rosenwald, M.D.	121,205	96.96%	166,400	1.4%
Timothy M. Hofer	0	0	0	***
Jay Lobell	0	0	0	***
John Knox (2)	0	0	41,273	***
Dennis F. Steadman (3)	0	0	264,026	2.2%
Antonio Benitz (4)	0	0	186,666	1.5%
David Petrick (5)	0	0	106,666	***
John M. Preston (6)	0	0	55,053	***
Stephen C. Rocamboli	0	0	278,036	2.3%
Jason Stein, M.D.	0	0	283,036	2.35%
Kevin Vasquez (7)	0	0	11,667	***
Joshua Kazam (8)	0	0	433,687	3.6%
Peter Kash (9)	0	0	286,066	2.4%
NovaDel Pharma, Inc.	0	0	529,500	4.4%
Current directors and named executive officers as a group, 3 individuals	0	0	0	***
Directors and named executive officers as a group upon completion of the Merger, 10 individuals (10)	0	0	1,804,408	14.7%

* represents less than 1 percent.

(1)	Assumes 5,983,955 shares of Common Stock are outstanding. Assumes no exercise of outstanding warrants or options, other than by each named person or persons.

(2)	Includes a warrant to purchase 1,893 shares of common stock at an exercise price equal to $3.85 per share.

(3)
Includes 259,026 shares of common stock were sold to Mr. Steadman for $.001 per share pursuant to the terms of his employment agreement and related agreements; 86,342 of these shares are subject to an escrow agreement with the Company which provides that these shares will be released from escrow to Mr. Steadman subject to certain conditions described in his employment agreement, on April 20, 2007.

(4)
Includes a restricted stock grant in the amount of 100,000 shares, which vests upon certain liquidity events and options to purchase 86,666 shares of common stock at an exercise price equal to $3.50 per share, which are currently vested.

(5)
Includes a restricted stock grant in the amount of 60,000 shares, which vests upon certain liquidity events and options to purchase 46,666 shares of common stock at an exercise price equal to $3.50 per share, which are currently vested.

(6)	Includes options to purchase 49,338 shares of common stock at an exercise price equal to $0.10 per share, which are currently vested.

(7)	Includes options to purchase 11,667 shares of common stock at an exercise price equal to $3.50 per share, which are currently vested.

(8)
Includes 141,768 shares of common stock held in trust for the benefit of the children of Peter M. Kash, for which Mr. Kazam is trustee. Mr. Kazam disclaims beneficial ownership of these shares. Also includes a warrant to purchase 8,883 shares of common stock at an exercise price equal to $3.85 per share.

(9)
Includes 141,768 shares of common stock held in trust for the benefit of Mr. Kash’s children, for which Mr. Kash disclaims beneficial ownership. Includes a warrant to purchase 8,530 shares of common stock at an exercise price equal to $3.85 per share.

(10)
Includes 1,488,997 shares of common stock beneficially held by directors and officers, warrants to purchase 19,306 shares of common stock held by certain directors and officers, and options to purchase 194,337 shares of common stock held by certain directors and officers.

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Upon the closing of the Merger, Timothy M. Hofer will resign as our sole director and Dr. John M. Preston, Peter M. Kash, Stephen C. Rocamboli, Dennis F. Steadman, Joshua A. Kazam, Kevin R. Vasquez, and Dr. Jason Stein, all of whom are currently directors of Velcera, will be appointed directors of the Company immediately following the Effective Time. Additionally, upon completion of the Merger, the officers of the Company immediately prior to the Effective Time of the Merger shall resign their respective offices, and the current officers of Velcera shall be appointed as our officers.

The following discussion sets forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after the closing of the Merger.  If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Velcera prior to the date the new directors take office.

Each member of our board of directors shall serve until his successor is elected and qualified.

Current Executive Officers and Directors

Name	Age	Positions
Timothy M. Hofer	32	Director
Jay Lobell	43	President and Secretary
John Knox	37	Treasurer

Timothy M. Hofer, Director

Mr. Hofer has been employed at Paramount BioSciences, LLC since April 2005, most recently as Senior Vice President, Legal Affairs. Prior to joining Paramount BioSciences, LLC, from July 2000 until March 2005, Mr. Hofer was an associate in the Mergers & Acquisitions/Private Equity practice group of the New York office of O'Melveny & Myers LLP, and its predecessor O’Sullivan Graev & Karabell, LLP, where he principally represented private equity investment funds and their portfolio companies in mergers, acquisitions, growth financings and similar transactions involving public and private companies.  Mr. Hofer received his B.A. degree in Political Science from the College of the Holy Cross in 1996 and his J.D. from Fordham Law School in 2000, where he was a member of the Fordham Law Review.  Mr. Hofer is admitted to the bar in New York.

Jay Lobell, President and Secretary

Mr. Lobell has served as President and Chief Operating Officer of Paramount BioCapital Asset Management, Inc. and Paramount BioSciences, LLC since January 2005, and is a registered representative of Paramount BioCapital Asset Management, Inc. He also serves as the Chief Executive Officer, Secretary and a member of the board of directors of Paramount Acquisition Corp., a publicly traded blank check company (ticker: PMQCU). From 1996 through December 2004, Mr. Lobell was a partner at Covington & Burling, a law firm, where he provided litigation, corporate and regulatory advice. Mr. Lobell also serves as President, Secretary and director of Norton Sound Acquisition Corp. and Sitka Sciences, Inc., both of which are blank check, publicly reporting and non-trading shell companies. Mr. Lobell received a B.A from Queens College and a J.D. from Yale Law School.

John Knox, Treasurer

Mr. Knox has served as Treasurer of the Company since its inception. In addition, Mr. Knox currently serves as the Chief Financial Officer of Paramount BioCapital Asset Management, Inc. and Paramount BioSciences, LLC, positions he has held since February 2005. From March 1995 through February 2005 Mr. Knox served as the Controller of Paramount BioCapital Asset Management, Inc. From October 1991 to February 1995, he was an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP). Mr. Knox also serves as Treasurer of Bristol Bay Sciences, Inc., Chitina Sciences, Inc., Cordova Sciences, Inc., Arctic Acquisition Corp., Kanai Sciences, Inc., Kodiak Sciences, Inc., Norton Sound Acquisition Corp., Seward Sciences, Inc. and Sitka Sciences, Inc., all of which are blank check, publicly reporting and non-trading shell companies. Mr. Knox is also the treasurer of Velcera. Mr. Knox received his B.A. degree in Accounting from Emory University in May 1991 and his New York C.P.A in 1994.

Officers, Directors and Key Employees Following Merger

Name	Age	Positions
Dennis F. Steadman	53	Chief Executive Officer and Director
John Michael Preston	60	Chairman of the Board of Directors
Peter M. Kash	45	Vice Chairman of the Board of Directors
Stephen C. Rocamboli	35	Secretary and Director
Joshua A. Kazam	29	Director
Jason Stein, M.D.	34	Director
Kevin R. Vasquez	50	Director
John Knox	37	Treasurer
Antonio Benitz	57	Vice President, Research and Development
David M. Petrick	56	Vice President, Regulatory Affairs

Dennis F. Steadman, President, Chief Executive Officer and Director

Mr. Steadman has served as Chief Executive Officer of Velcera and as a director thereof since May 2004. Prior to joining Velcera, Mr. Steadman founded Valorum Associates Ltd. where he served as its President, providing executive management and strategic advisory services to animal health and related industries. From its creation in 1997 until 2001, Mr. Steadman held the position of Vice President, North American Operations and Global Management Committee Member with Merial Ltd., a leading animal health company, where he successfully lead the integration of the veterinary businesses of Merck AgVet and Rhone Poulenc (Sanofi-Aventis) in North America. From 1994 to 1997, Mr. Steadman was Vice President of U.S. Operations for Merck AgVet, and prior to which he was responsible for Pacific Region Operations. Prior to joining Merck, Mr. Steadman was with Chase Econometrics (subsidiary of Chase Manhattan Bank) for more than a decade conducting business research and providing consulting services to the agri-business sector. Mr. Steadman holds a Master of Science degree in Agricultural Economics from Pennsylvania State University with a focus on marketing and statistics, a B.S. degree from Pennsylvania State University in Agricultural Business Management, and has completed an Executive Program in Finance at the Harvard Business School.

John Michael Preston, BVMS, PhD, MRCVS, Chairman of the Board of Directors

Dr. Preston has served as a director of Velcera since May 2004. From 1997 to 2000, Dr. Preston was the founding Executive Chairman of Merial, a large animal health and poultry genetics company. From 1993 to 1997, he was President of Merck AgVet and served on the Management Committee of Merck & Co Inc. From 1987 to 1991, Dr. Preston held worldwide responsibility for animal health product development within Merck. Dr. Preston is also a former member of the board of directors of Astra Merck Inc. and Johnson & Johnson•Merck. Dr. Preston obtained his veterinary degree from the University of Glasgow and a PhD from the London School of Hygiene and Tropical Medicine. Dr. Preston is an honorary Professor in the Department of Clinical Studies at the University of Glasgow Veterinary School.

Peter M. Kash, Vice Chairman of the Board of Directors

Mr. Kash has served as a director of Velcera since May 2004. Since September 2004, he has been a partner in Two River Group Holdings, LLC and the President of Riverbank Capital Securities, Inc., a NASD broker-dealer specializing in conducting private placement financings for public and private development stage biotechnology companies. From 1991 to September 2004, Mr. Kash served as senior managing director at Paramount BioCapital Investments, LLC. Prior to his employment with Paramount BioCapital Investments, LLC, Mr. Kash was employed at Shearson Lehman Hutton. Mr. Kash also currently serves as a director of several privately held companies. Mr. Kash has served as an Associate Professor of Marketing at Polytechnic University, as an Adjunct Professor of Entrepreneurship and International Venture Capital at the Wharton School of Business at the University of Pennsylvania, and as an Entrepreneur in Residence at Pace University and at Ball State University. He was also a Professor of Entrepreneurship at the Sy Syms School of Business and currently serves as a Visiting Professor of Entrepreneurship at the Graduate School of Business at Nihon University in Tokyo. Mr. Kash earned his B.S. in Management Science from SUNY Binghamton and his M.B.A. in Banking and International Finance from Pace University. In 2001, Mr. Kash published his first book, Make Your Own Luck.

Stephen C. Rocamboli, Director and Secretary

Mr. Rocamboli has served as a director and as secretary of Velcera since May 2004. Mr. Rocamboli has been a Senior Managing Director and the General Counsel of Paramount BioCapital, Inc. since September 2004. From September 1999 to August 2004, Mr. Rocamboli was the Deputy General Counsel of Paramount BioCapital, Inc. Mr. Rocamboli also serves as chairman of the board of directors of VioQuest Pharmaceuticals, Inc. (OTCBB:VQPH). Mr. Rocamboli also serves as a member of the board of directors of several privately held development stage biotechnology companies. Mr. Rocamboli received his B.A. degree from The State University of New York at Albany, and his J.D. from Fordham University School of Law.

Joshua A. Kazam, Director

Mr. Kazam has been a director of Velcera since inception. Since September 2004, he has been a partner in Two River Group Holdings, LLC, a New York based venture capital group focused on creating new companies to in-license and develop novel technologies. From July 1999 to September 2004, Mr. Kazam served as a managing director at Paramount BioCapital Investments LLC, where he was responsible for the operations of venture investments. Mr. Kazam also currently serves as a director of several privately held companies. Mr. Kazam is a graduate of the Wharton School of the University of Pennsylvania.

Jason Stein, M.D., Director

Dr. Stein has served as a director of Velcera since May 2004.   Dr. Stein is currently founder and co-chairman of Actin Capital LLC and Actin Biomed LLC, each New York based healthcare investment firms.  Previously, Dr. Stein served as the Senior Analyst at Paramount BioCaptial Asset Management, Inc., where he  was  responsible for medical, scientific, and financial research of pharmaceutical products and technologies, since January 2000.  Dr. Stein currently serves of the board of directors of Chelsea Therapeutics International, Ltd. (OTCBB: CHTP). Dr. Stein is also an officer or director of several other privately held development-stage biotechnology companies. Dr. Stein received his undergraduate degree from the University of Michigan and his medical degree from Saba University.

Kevin R. Vasquez, Director

Mr. Vasquez became a director of Velcera in July 2005. Since July 2005, Mr. Vasquez has held the position of President and Chief Executive Officer and Director of Butler Animal Health Supply, the largest veterinary distributor of animal health products in the United States with sales approaching $1 billion. Prior to being named Chief Executive Officer of Butler, Mr. Vasquez served as President and Chief Operating Officer from 2003 to 2005 and Executive Vice President & Chief Operating Officer from 1999 to 2003. In addition he has served the animal health industry as a member of the board of directors of the National Cattlemen’s Association, the American Feed Industry Association, and the American Veterinary Distributors Association. He is also a past chairman of the national AFIA Animal Health Committee. Vasquez holds a B.S.B.A. in Marketing from Western Carolina University as well as an MBA from Central Michigan University.

John Knox, C.P.A., Treasurer

Mr. Knox has served as Velcera’s Treasurer on a part-time basis since its inception. Mr. Knox has been the Chief Financial Officer of Paramount BioCapital, Inc. since February 2005. From March 1995 to January 2005, Mr. Knox was Controller of Paramount BioCapital, Inc. Previously, he worked as an auditor at Eisner LLP (f/k/a Richard A. Eisner & Company, LLP) from October 1991 through February 1995. Mr. Knox is an officer of several privately held biotechnology companies. Mr. Knox received his Bachelors degree in Accounting from Emory University in May 1991. Mr. Knox is a certified public accountant. Following completion of the Merger, Velcera intends to hire a full-time Treasurer and Chief Financial Officer to replace Mr. Knox.

Antonio (Tony) Benitz, DVM, MS, Vice President, Research and Development

Dr. Benitz joined Velcera as Vice President, Research and Development in 2004. Prior to joining Velcera, he was Vice President of Research and Development for Pharmacia Animal Health from 1999 to 2003 where he was head of a global Research and Development group that brought several new products to market. Following the acquisition of Pharmacia by Pfizer in 2003 he was responsible for the integration of both legacy research and development teams at the Kalamazoo, MI site until he departed in 2004. Prior to joining Pharmacia, he was Director of Research and Development, North America for Hoechst-Roussel Vet (Intervet) from 1996 to 1999. He also spent 8 years with Merck Animal Science Research and five years with Schering-Plough Animal Health. He is a veterinarian with experience in building and running a private companion animal practice. Dr. Benitz earned a B.S. degree with honors from the University of California, Davis; a Master of Science degree in reproductive physiology from the University of Illinois; and a Doctor of Veterinary Medicine degree from the University of Saskatchewan, Canada.

David Petrick, VMD, JD, Vice President, Regulatory Affairs

Dr. Petrick joined Velcera part-time as Vice President, Regulatory Affairs in 2004. Prior to joining Velcera, Dr. Petrick spent 15 years as the head of Worldwide Regulatory Affairs for Schering-Plough Animal Health Corporation. Prior to Schering-Plough, Dr. Petrick was employed by American Cyanamid Company for 10 years in the Program Development and Regulatory Affairs groups. Prior to Cyanamid, he was base veterinarian in the US Air Force. Dr. Petrick obtained his veterinary degree from the University of Pennsylvania and also holds a J.D. from the Seton Hall University School of Law.

Board of Directors’ Meetings

During the fiscal year ending December 31, 2006, our board of directors did not hold any meetings.

Director Compensation

Compensation of Company Directors

Since inception, the Company has not compensated directors for their services.

Compensation of Velcera Directors

Velcera has not previously had any standard arrangements pursuant to which directors have been compensated for their services.

Audit, Nominating and Compensating Committees

Our board of directors has no standing Compensation, Nominating Committee or other committees performing similar functions, and acts as the Audit Committee. The Company has no operations, only limited resources, and only one director. Our director believes that the costs of establishing such committees, including the funds necessary to recruit and retain independent directors to serve on such committees and document the committees’ policies, procedures and activities, including seeking the help of counsel therefore, would be better spent on complying with requisite disclosure rules and seeking an acquisition, sale, merger or other business combination opportunity for the Company.

Communication with our Director

Stockholders or other interested parties may communicate directly with our director by sending mail to Timothy M. Hofer at 787 Seventh Avenue, 48th Floor, New York, New York 10019.

Director Attendance at Stockholders Meetings

The Company expects its director to attend annual meetings of the stockholders. The Company has not held an annual meeting of the stockholders.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s executive officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file initial reports of ownership, and reports of changes of ownership, of the Company’s equity securities with the SEC and furnish copies of those reports to the Company. Based on a review of reports furnished to the Company and information available to the Company regarding the record ownership of shares, the Company has determined that the following reports were not timely filed: (a) Form 3 filed by Lindsay A Rosenwald, M.D. on January 31, 2006; (b) Form 3 filed by J. Jay Lobell on February 6, 2006; (c) Form 3 filed by John Knox on February 7, 2006; and (d) Form 3 filed by Timothy M. Hofer on November 29, 2006.

Executive Compensation

Compensation of the Company Executives

Since our inception, none of our officers have been paid any compensation for their services to the Company as executive officers.

Compensation of Velcera Executives

PRESIDENT & CHIEF EXECUTIVE OFFICER

On April 20, 2004, Velcera entered into an employment agreement with Dennis Steadman to act as Velcera’s President and Chief Executive Officer, and to serve as a member of Velcera’s board of directors. Mr. Steadman receives an annual base salary of $255,000 per year, and is also entitled to an annual guaranteed bonus of $100,000. Mr. Steadman is also eligible for a bonus each year, at the discretion of Velcera’s board of directors, of up to $150,000 based on the attainment by him of certain financial, clinical development and business milestones. Additionally, Mr. Steadman is eligible to receive additional cash bonuses for each product of Velcera that is approved for commercial sale by the FDA during the term of the employment agreement, as well as for each new technology that is acquired by Velcera with consent of the board of directors during the term of the employment agreement. In conjunction with the execution of his employment agreement, Mr. Steadman also purchased 259,026 restricted shares of Velcera’s common stock at a price of $0.001 per share pursuant to the terms and conditions of a stock purchase agreement. These purchased shares vest annually in equal parts on each of the first three (3) anniversaries of such purchase. The employment agreement has a term of three (3) years. Under the employment agreement, Mr. Steadman has also agreed to non-competition provisions. In consideration of this non-competition agreement, Velcera has agreed to make payments to Mr. Steadman for up to twelve (12) months following the termination of his employment under certain circumstances. The employment agreement contains other customary terms and provisions that are standard in Velcera’s industry.

VICE PRESIDENT, RESEARCH AND DEVELOPMENT

On September 1, 2004, Antonio Benitz, DVM, MS accepted an at-will position with Velcera to serve as its Vice President, Research and Development. Dr. Benitz receives an annual base salary of $235,020 and is also eligible for a bonus, at the discretion of the President and Chief Executive Officer, of up to 60% of his base salary.  Additionally, Dr. Benitz is eligible to receive additional cash bonuses upon (a) the acceptance for review by the FDA (or its European equivalent) of each Company sponsored product during the term his employment with Velcera and (b) final approval by the FDA (or its European Equivalent) for each Company sponsored product during the term of his employment with Velcera. Also, in conjunction with his employment with Velcera, Velcera has granted Dr. Benitz options to purchase 135,000 shares of common stock, which currently have an exercise price equal to $3.50 per share. These options vest in equal parts on each of the first three (3) anniversaries of the respective grant dates, in each case only if Dr. Benitz remains employed by Velcera at such times. On April 27, 2006, in connection with the repricing of such options, Velcera granted Mr. Benitz 100,000 shares of restricted stock, which vest upon certain liquidity events.

VICE PRESIDENT, REGULATORY AFFAIRS

On July 7, 2004, David Petrick, DVM, JD accepted a part-time at-will position with Velcera to serve as its Vice President, Regulatory Affairs. Dr. Petrick receives an annual base salary of $96,000 and is also eligible to receive additional cash bonuses upon (a) the acceptance for review by the FDA (or its European equivalent) of each Company sponsored product during the term his employment with Velcera and (b) final approval by the FDA (or its European Equivalent) for each Company sponsored product during the term of his employment with Velcera. Also, in conjunction with his employment with Velcera, Velcera granted Dr. Petrick options to purchase 70,000 shares of common stock, which currently have an exercise price equal to $3.50 per share. These options vest in equal parts on each of the first three (3) anniversaries of Dr. Petrick’s employment with Velcera, in each case only if Dr. Petrick remains employed by Velcera at such times. On April 27, 2006, in connection with the repricing of such options, Velcera’s granted Mr. Petrick 60,000 shares of restricted stock, which vest upon certain liquidity events.

Option Grants in Last Fiscal Year

Company Option Grants

No options to purchase shares of the Company’s Common Stock were granted by the Company to any named executive officer during the fiscal year ended December 31, 2006.

Velcera Option Grants

No options to purchase shares of the Company’s Common Stock were granted by the Company to any named executive officer during the fiscal year ended December 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Company Option Exercises and Holdings

No options to purchase the Company’s capital stock are currently outstanding.

Velcera Option Exercises and Holdings

During the fiscal year ended December 31, 2006, no Velcera options held by named executive officers were exercised. As of the end of such period, the following options were held by Velcera named executive officers:

	Number of Unexercised Securities Underlying Options at December 31, 2006
Name	Exercisable	Unexercisable	Exercise Price
David Petrick	46,667	23,334	$3.50
Antonio Benitz	86,667	48,333	$3.50

Certain Relationships and Related Transactions

Company Relationships and Related Transactions

Lindsay A. Rosenwald, M.D., our only substantial stockholder, is affiliated with Paramount BioCapital Asset Management, Inc., Paramount Biosciences, LLC, and Paramount BioCapital Investments, LLC, which employs our officers. Dr. Rosenwald is also a substantial stockholder of Velcera.

Velcera Relationships and Related Transactions

Velcera has based it’s current business plan on exploiting certain exclusive rights to certain intellectual property rights obtained from NovaDel Pharma, Inc. (“NovaDel”) pursuant to the license agreement between Velcera and NovaDel. Lindsay Rosenwald, M.D. and certain trusts for the benefit of Dr. Rosenwald or his children own, in the aggregate, approximately 24% of the outstanding shares of common stock of NovaDel. Stephen C. Rocamboli, one of Velcera’s directors, is a Senior Managing Director and the General Counsel of Paramount BioCapital, Inc., which is controlled by Dr. Rosenwald.

Lindsay A. Rosenwald, M.D., one of Velcera’s substantial stockholders, is affiliated with Paramount BioCapital Asset Management, Inc., Paramount Biosciences, LLC, and Paramount BioCapital Investments, LLC. Velcera’s Treasurer, John Knox, is an employee of Paramount BioCapital, Inc.

Velcera is headquartered in Langhorne, Pennsylvania. Velcera rents its offices from Steadman Consulting Co., LLC for $2,600 per month and purchased office supplies, computers and furniture from Steadman Consulting LLC for $6,763.87. Velcera’s Chief Executive Officer, Dennis Steadman, is the managing member of Steadman Consulting LLC.

In January 2007, Velcera accepted loans in the aggregate amount of $285,000 from certain Company directors. The loans are non-interest bearing and payable on demand.

DENALI SCIENCES, INC.
Dated: February 12, 2007	/s/ J. Jay Lobell J. Jay Lobell, President